Exhibit 99.15

CONSENT OF EXPERT

I, Rogerio Moreno, of MCB Servicos e Mineracao Ltda., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral resource and reserve estimates for the San Andrés mine as at December 31, 2008 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

I do also hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Rogerio Moreno
Name:	Rogerio Moreno, MAusIMM
Title:	Principal Geologist

Date:  March 31, 2009